Exhibit 107

CALCULATION OF REGISTRATION FEE

Title of Securities To Be Registered	Amount To Be Registered (1)	Proposed Maximum Offering price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock $0.0001 Par Value	7,000,000	$.24	$1,680,000	$155.74

(1) Represents 7,000,000 shares of Common Stock to be issued to employees and consultants as compensation for services rendered